

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 7, 2008

Mr. Eric R. Graef, Vice President-Finance and Treasurer
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143

Re: Preformed Line Products Co.
Form 10-K for the fiscal year ended December 31, 2006
File No. 0-31164

Dear Mr. Graef:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Anne Mcconnell, Senior Staff Accountant at (202) 551-3709, or, in their absence, to the undersigned at (202) 551-3355.

                            Sincerely,

                            Terence O'Brien
                            Branch Chief